UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Scott’s Liquid Gold-Inc.

(Name of Issuer)

Common Stock par value $0.10 per share

(Title of Class of Securities)

810202101

(CUSIP Number)

Summers Value Fund LP

Atten: Andrew Summers

90 Madison Street, Suite 303

Denver, CO 80206

With a copy to:

Scott Kitchens

Cole-Frieman & Mallon LLP

201 California Street, Suite 350

San Francisco, CA 94111

(415) 762-2847

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810202101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summers Value Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 430,817
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 430,817

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.38%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 810202101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summers Value Partners GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 430,817
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 430,817

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.38%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 810202101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summers Value Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 430,817
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 430,817

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.38%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 810202101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Summers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 430,817
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 430,817

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.38%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 810202101

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2018, by the Reporting Persons identified therein, as amended by Amendment No. 1 filed with the Commission on January 31, 2019, by the Reporting Persons identified therein (as cumulatively amended, the “Schedule 13D”), with respect to shares of Common Stock, par value $0.10 per share of Scott’s Liquid Gold—Inc., a Colorado corporation (the “Corporation”) beneficially owned by the Reporting Persons. Except as amended or supplemented in this Amendment No. 2, all other information in the Schedule 13D is as set forth previously. Capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings previously ascribed thereto in the Schedule 13D. This Amendment No. 2 amends the Schedule 13D as follows:

Item 5.  Interest in Securities of the Issuer.

Items 5(a), (c) and (e) are hereby amended and restated in their entirety to read as follows.

(a)

As of the date of this filing, the Reporting Persons beneficially own 430,817 Shares, or approximately 3.38% of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-Q filed by the Corporation for the fiscal quarter ended June 30, 2022, which reported that 12,749,156 shares of Common Stock were outstanding as of August 12, 2022).

(c)

Except as set forth in Schedule 1, the Reporting Persons have not effected any transaction in the shares of Common Stock since their most recent Schedule 13D filing.

(e)

As of September 19, 2022, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the class of securities.

CUSIP No. 810202101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2022

SUMMERS VALUE FUND LP

By: Summers Value Partners GP LLC,
Its General Partner

By:	/s/ Andrew Summers
Name: Andrew Summers
Its Managing Member

SUMMERS VALUE PARTNERS LLC

By:	/s/ Andrew Summers
Name: Andrew Summers
Its Managing Member

SUMMERS VALUE PARTNERS GP LLC

By:	/s/ Andrew Summers
Name: Andrew Summers
Its Managing Member

ANDREW SUMMERS

/s/ Andrew Summers
Andrew Summers

CUSIP No. 810202101

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons Since Their Most Recent Schedule 13D Filing:

1.	SUMMERS VALUE FUND LP

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share (1)
02/25/2019	Purchase	1,900	$3.15
02/27/2019	Purchase	207	$3.25
04/16/2019	Purchase	1,500	$2.208
01/08/2021	Purchase	20,069	$1.8462
04/29/2021	Purchase	34,693	$2.6021
12/01/2021	Sale	104,200	$1.0227
12/06/2021	Sale	10,000	$1.0111
12/16/2021	Sale	45,000	$1.00
09/15/2022	Sale	12,016	$0.552
09/19/2022	Sale	90,000	$0.4349 (2)
09/20/2022	Sale	41,000	$0.4171 (3)
09/21/2022	Sale	18,500	$0.4109 (4)
09/22/2022	Sale	27,900	$0.3718 (5)
09/23/2022	Sale	25,000	$0.3600

(1)	Not inclusive of brokerage fees.
(2)

This transaction was executed in multiple trades at prices ranging from $0.43 to $0.47 per share. The price reported above reflects the weighted average sale price. The reporting persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

(3)

This transaction was executed in multiple trades at prices ranging from $0.41108372 to $0.43 per share. The price reported above reflects the weighted average sale price. The reporting persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

(4)	This transaction was executed in multiple trades at prices ranging from $0.4104 to $0.4111 per share. The price reported above reflects the weighted average sale price. The reporting persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

(5)	This transaction was executed in multiple trades at prices ranging from $0.352854 to $0.4 per share. The price reported above reflects the weighted average sale price. The reporting persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.